SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

CONFORMED COPY

BELL CANADA and MORGAN GUARANTY TRUST COMPANY OF NEW YORK, Trustee FOURTH SUPPLEMENTAL INDENTURE Dated as of January 2, 1987 to TRUST INDENTURE Dated as of April 1, 1976

BELL CANADA and MORGAN GUARANTY TRUST COMPANY OF NEW YORK, Trustee FOURTH SUPPLEMENTAL INDENTURE Dated as of January 2, 1987 to TRUST INDENTURE Dated as of April 1, 1976

     FOURTH SUPPLEMENTAL INDENTURE, made as of January 2, 1987 between BELL CANADA and MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Trustee (the “Trustee”) under the Indenture dated as of April 1, 1976, as supplemented (the “Indenture”), supplemented hereby between Bell Canada (the “Company”) and the Trustee.

     WHEREAS, effective January 1, 1987, a wholly-owned subsidiary of the Company, Bell Communications Systems Inc. amalgamated with the Company pursuant to Section 178(1) of the Canada Business Corporations Act;

     WHEREAS, Section 12.01 of the Indenture would require that the amalgamated corporation expressly assume the Company’s obligations thereunder if such corporation be “other than the Company”.

     Now, THEREFORE, THIS FOURTH SUPPLEMENTAL INDENTURE WITNESSETH:

     1. Without admitting that Bell Canada after such amalgamation is other than the Company (as defined in the Indenture), Bell Canada hereby assumes the due and punctual payment of the principal of, and premium, if any, and interest on all of the Securities (as defined in the Indenture), according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company (as so defined).

     2. The recitals contained herein are those of Bell Canada and the Company and the Trustee shall have no responsibility therefor. The provisions of Sections 15.01, 15.02, 15.05, 15.10 and 15.14 of the Indenture are hereby incorporated in this Fourth Supplemental Indenture.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006